

October 12, 2012

Via E-mail
Mr. Kenneth Bosket
Chief Executive Officer
Cleantech Transit, Inc.
5440 West Sahara, Suite 205
Las Vegas, NV 89146

>   **Re:**   **Cleantech Transit, Inc.**
>   **Form 10-K for Fiscal Year Ended October 31, 2011**
>   **Filed February 14, 2012**
>   **File No. 000-52653**

Dear Mr. Bosket:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended October 31, 2011

Item 9A – Controls and Procedures, page 20

Management's Report on Internal Control Over Financial Reporting, page 20

1.   We note in your disclosure that you identified material weaknesses in internal control over financial reporting ("ICFR"). We further note that you do not provide all of the disclosures required by Item 308(a) of Regulation S-K. Please revise your Form 10-K as follows:

- Include a statement of management's responsibility for establishing and maintaining adequate ICFR.

- Identify the framework used by management to evaluate the effectiveness of ICFR.

- Clearly state that your ICFR was not effective as of December 31, 2011 given the material weaknesses you identified.

Changes in Internal Control Over Financial Reporting, page 21

2. Please confirm to us that there were no changes in your ICFR that occurred during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, your ICFR and, if so, revise to provide such disclosure as required by Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining